Form 10-K, Exhibit 13
period 1993-12-31
GTE NORTH INC
filed 1994-03-31
CIK 40867

Exhibit 13






                         ANNUAL REPORT TO SHAREHOLDERS

                                      of

                            GTE NORTH INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT
Meeting the needs of our customers and surpassing the performance of the competition were at the forefront of GTE North's activities in 1993.

The Company took several important steps to continue as a key player in the telecommunications arena and ensure an optimistic outlook for the Company's long-term profitability.

Actions included a significant commitment to "re-engineering"the Company's business processes over the next three years, including consolidating and automating various business processes and introducing new technology to become more competitive. These efforts will dramatically reduce costs, enhance customer service, and accelerate the rollout of new products and services.

GTE NORTH'S BOND RATING REMAINS HIGH, FAVORABLE REVENUE GROWTH
Bond rating agencies in June reviewed GTE North's financial information to determine its rating for the next two years. Duff and Phelps upgraded GTE North's bond rating to AA+ while Moody's and Standard & Poor's issued solid AA ratings.

Despite sluggish economic conditions, our revenues rose from $2.56 billion in 1992 to $2.60 billion in 1993. Net income for 1993 was $91 million which included the net of tax impact from adopting SFAS No. 106 of $46 million, a one-time restructuring charge of $231 million, and an extraordinary charge for early retirement of debt of $14 million.

WILLIAM D. WILSON WAS NAMED VICE PRESIDENT-GENERAL MANAGER FOR GTE NORTH OPERATIONS
William D. (Rick) Wilson was named GTE North's vice president-general manager in September, following the retirement of Ron Poidevin. Wilson previously served as vice president-business planning at GTE Telephone Operations. He has held a variety of senior management positions, including controller for GTE's California operations as well as director of results and analysis at GTE Headquarters in Stamford, Connecticut, and assistant vice president-planning and business policies at GTE Service Corporation in Irving,Texas.

 ---------------------------
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
 ---------------------------
 EARL A. GOODE
 President

EDUCATIONAL PARTNERSHIPS STRENGTHEN OUR EXPANSION OF TECHNOLOGY
Stimulating excitement and learning through the application and understanding of telecommunications technology drive GTE North in its formation of educational partnerships and financial-support programs. We seek to increase the general population's understanding of technology, to train tomorrow's leaders in engineering, math and the sciences, and at the same time to expand the potential for future revenue growth.

Pioneering Partners(TM) for Educational Technology spreads the use of technology in education by investing in risk-taking educators who use their experience to show others how to make technology a transforming tool for students and teachers. Sponsored in a partnership between the Council of Great Lakes Governors and GTE North, the program also has strong legislative and business support. Winning teacher teams receive a scholarship to attend a five-day summit to collaborate with other teachers, cash awards and connection to an electronic communications network that links teachers throughout the region for information-sharing.

An expansion of video technology was initiated in Michigan in the fall providing an interactive video link between Central Michigan University, Lake Superior State University, Cedarville High School in the Upper Peninsula, and three Lower Peninsula high schools in the Gratiot-Isabella School District, near Mount Pleasant. This innovative test-bed transcends traditional school-district boundaries and facilitates the effective sharing of educational resources via Distance Learning video technology.

REGULATORY CHANGES IMPROVE GTE NORTH'S ABILITY TO COMPETE IN THE NEW BUSINESS ENVIRONMENT
Pennsylvania re-wrote its telecommunications act to reduce existing regulatory burdens and allow pricing flexibility. This legislative change along with changes made in Illinois and Michigan in 1992, and actions being considered in Congress will allow GTE North to better address competition within its franchise areas, competition which many times does not operate with the same regulatory restrictions.

SALES AND SERVICE PURSUES DATA AND BROADBAND MARKETS
Our Sales and Service organization placed a top priority on data competency since the transfer of data makes up a large part of customers' needs. An extensive training program was held for employees. GTE North continues to aggressively pursue the broadband video market by promoting solutions in education, health care and business.

Significant success in major sales and win-backs of former customers occurred during the year. The $2.1 million sale of a new communications system to Hamot Medical at Erie, Pennsylvania, is representative of successful, new-sales efforts during the year.

GTE North began offering Express Dialtone(SM), a service that leaves restricted dialtone on vacant residential and one-party business lines and allows customers to call from their new residence or business to order new service or check on previously ordered service. And, to underscore our firm commitment to quality customer service, we also began offering our customers a Service Performance Guarantee in 1993.

NETWORK ENHANCEMENTS ALLOW GTE NORTH TO MEET CUSTOMER NEEDS
During 1993, we invested $567 million to upgrade our technology platforms and enhance the quality of the products and services we deliver to our customers. Two of our significant network improvements were the installation of 13,600 miles of fiber-optic cable and our continued deployment of the latest digital technology.Eighty percent of our access lines are now served by digital switching.

Dealing with the ravages of the Mississippi flooding posed an additional challenge for the dedicated people of GTE North during 1993. Many long hours were spent by our employees protecting our offices along the flooding Mississippi and its tributaries. And when several of our central offices succumbed to the flooding, our employees worked to provide alternative service to those communities.

In Illinois, flood damage to GTE North facilities amounted to $3.3 million. It is estimated that another $3 million in additional repairs will be spent in 1994.

We realized many significant achievements in 1993 through the dedication of our employees. And it is because of that employee commitment that I'm confident we will further enhance GTE North's market leadership in 1994.

 EARL A. GOOD
 President

  -----------------------------------------------
 |                                               |
 |                                               |
 |                                               |
 |                                               |
 |                                               |
 |                                               |
 |                                               |
  -----------------------------------------------
  EXECUTIVE OFFICES
  19845 North U.S. 31
  Westfield, Indiana 46074

TRANSFER AGENT AND REGISTRAR
GTE Corporation
c/o Bank of Boston
P.O. Box 9191
Boston, Massachusetts 02205-9191

FOR A COPY OF THE 1993 ANNUAL REPORT OF
OUR PARENT COMPANY, PLEASE WRITE TO:
GTE Corporation
One Stamford Forum
Stamford,Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K
FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O.Box 407, MCINAAACG
Westfield, IN 46074
(317) 896-6464

LEADERSHIP
- ---------------

Officers

EARL A. GOODE
President

CLARE D. COXEY
Area Vice President-Public Affairs

GERALD K. DINSMORE
Senior Vice President-Finance and
  Planning

JAMES T. JESKE
Area Vice President-Human Resources

M. L. KEITH, JR.
Area Vice President-Sales

JEFFREY L. SCHMITT
Area Vice President-Regulatory and
  Government Affairs

DALE E. SPORLEDER
Area Vice President-General Counsel

ROGER L. UTZINGER
Area Vice President-Finance

WILLIAM D. WILSON
Area Vice President-General Manager-
  East

JAMES D. BLANCHARD
Regional Vice President-General Manager-
  Illinois/Wisconsin

WILLIAM J. CROWLEY
Regional Vice President-General Manager-
  Northeast

WILLIAM A. GRISWOLD
Regional Vice President-General Manager-
  Ohio/Pennsylvania

WILLIAM A. ZIELKE
Regional Vice President-General Manager-
  Indiana/Michigan

LARRY E. ATWELL
State Vice President-General Manager-
  Michigan

DENNIS BLAIR
State Vice President-General Manager-
  Wisconsin

CHARLES V. MONAGHAN, JR.
State Vice President-General Manager-
  Pennsylvania

WILLIAM M. EDWARDS,III
Controller

CHARLES J. SOMES
Secretary


Board of Directors
- ----------------------

RICHARD M. CAHILL
Vice President-General Counsel
GTE Telephone Operations

GERALD K. DINSMORE
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

MICHAEL B. ESSTMAN
Executive Vice President-
  Operations
GTE Telephone Operations

KENT B.FOSTER
President
GTE Telephone Operations

EARL A. GOODE
President
GTE North Incorporated

THOMAS W. WHITE
Executive Vice President
GTE Telephone Operations


FINANCIAL REPORT

Consolidated Statements of Income (Note 3)

- --------------------------------------------------------------------------
   Years ended December 31         1993           1992           1991
- --------------------------------------------------------------------------
                                         (Thousands of Dollars)
OPERATING REVENUES (A):
  Local network services         $   980,039    $   945,175    $   916,302
  Network access services            963,918        973,661        966,500
  Long distance services             391,050        332,150        319,674
  Equipment sales and services       106,288        103,607        127,485
  Other                              160,952        205,449        175,026
- --------------------------------------------------------------------------
                                   2,602,247      2,560,042      2,504,987
- --------------------------------------------------------------------------
OPERATING EXPENSES (B):
  Cost of sales and services         602,128        585,004        596,234
  Depreciation and amortization      501,733        490,624        488,417
  Marketing, selling, general        856,549        800,438        876,979
    and administrative
  Restructuring costs                374,558              _              _
- --------------------------------------------------------------------------
                                   2,334,968      1,876,066      1,961,630
- --------------------------------------------------------------------------
NET OPERATING INCOME                 267,279        683,976        543,357
- --------------------------------------------------------------------------
OTHER (INCOME) DEDUCTIONS:
  Interest expense                   123,557        124,197        122,970
  Other - net                          3,581          3,473         (1,487)
- --------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES           140,141        556,306        421,874
- --------------------------------------------------------------------------
INCOME TAXES                          34,925        186,764        130,037
- --------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY          105,216        369,542        291,837
  CHARGE
- --------------------------------------------------------------------------
EXTRAORDINARY CHARGE - EARLY
  RETIREMENT OF
  DEBT (NET OF INCOME TAXES           14,270              _              _
  OF $8,456)
- --------------------------------------------------------------------------
NET INCOME                      $     90,946    $   369,542    $   291,837
- --------------------------------------------------------------------------

(a) Includes billings to affiliates of $94,500, $115,100 and $79,300 for the years 1993-1991, respectively.
(b) Includes billings from affiliates of $211,600, $222,900 and $298,300 for the years 1993-1991, respectively.

Consolidated Statements of Reinvested Earnings (Note 3)

- --------------------------------------------------------------------------
   Years ended December 31          1993           1992           1991
- --------------------------------------------------------------------------
                                          (Thousands of Dollars)
BALANCE AT BEGINNING OF YEAR       $1,195,137    $1,192,488     $1,131,555
ADD -
  Net income                           90,946       369,542        291,837
DEDUCT -
  Cash dividends declared on          165,052       364,162        228,116
    common stock
  Cash dividends declared on            2,680         2,731          2,788
    preferred stock
- --------------------------------------------------------------------------
BALANCE AT END OF YEAR             $1,118,351    $1,195,137     $1,192,488
- --------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets (Note 3)

- --------------------------------------------------------------------------
                December 31                       1993           1992
- -------------------------------------------------------------------------
                                              (Thousands of Dollars)
ASSETS
CURRENT ASSETS:
  Cash                                       $       5,722   $      5,079
  Accounts receivable
    Customers (including unbilled revenues)        390,027        357,306
    Affiliated companies                           170,753        165,126
    Other                                           33,123         27,210
    Allowance for uncollectible accounts           (25,173)       (14,332)
  Materials and supplies, at average cost           40,949         51,445
  Prepaid taxes                                     40,707         41,069
  Deferred income tax benefits                      66,984         21,149
  Prepayments and other                             17,236         11,509
- -------------------------------------------------------------------------
                                                   740,328        665,561
- -------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  Original cost                                  8,335,305      8,097,143
  Accumulated depreciation                      (3,654,967)    (3,461,699)
- -------------------------------------------------------------------------
                                                 4,680,338      4,635,444
- -------------------------------------------------------------------------
PREPAID PENSION COST                               335,874        262,285
- -------------------------------------------------------------------------
OTHER ASSETS                                       124,299        116,280
- -------------------------------------------------------------------------
TOTAL ASSETS                                    $5,880,839     $5,679,570
- -------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt                              $   148,075    $   205,119
  Current maturities of long-term debt              15,675         21,394
  Accounts payable                                 146,181        187,706
  Affiliate payables and accruals                   62,102         60,844
  Advanced billings and customer deposits           54,359         56,383
  Accrued taxes                                    144,788        117,849
  Accrued interest                                  14,855         17,090
  Accrued payroll and vacations                     84,021         81,755
  Accrued dividends                                  9,392        131,779
  Accrued restructuring costs and other            273,814        132,946
- -------------------------------------------------------------------------
                                                   953,262      1,012,865
- -------------------------------------------------------------------------
LONG-TERM DEBT                                   1,467,045      1,366,748
- -------------------------------------------------------------------------
DEFERRED CREDITS:
  Deferred income taxes                            770,637        876,295
  Deferred investment tax credits                   60,288         77,386
  Restructuring costs and other                    441,313         80,233
- -------------------------------------------------------------------------
                                                 1,272,238      1,033,914
- -------------------------------------------------------------------------
PREFERRED STOCK, SUBJECT TO MANDATORY
REDEMPTION                                          19,544         20,324
- -------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Preferred stock                                   29,030         29,292
  Common stock (978,351 shares outstanding)        978,351        978,351
  Other capital                                     43,018         42,939
  Reinvested earnings                            1,118,351      1,195,137
- -------------------------------------------------------------------------
                                                 2,168,750      2,245,719
- -------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $5,880,839     $5,679,570
- -------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows (Note 3)
- -----------------------------------------------------------------------------------
        Years ended December 31               1993           1992           1991
- -----------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income before extraordinary charge     $   105,216    $   369,542     $   291,837
  Adjustments to reconcile income before
  extraordinary charge to net cash from
  operating activities:
    Depreciation and amortization            501,733        490,624         488,417
    Restructuring costs                      374,558              _               _
    Deferred income taxes and investment
      tax credits                           (160,234)        40,215         (24,487)
    Provision for uncollectible accounts      37,577         31,907          21,535
    Change in current assets and current
      liabilities                            (93,102)       (20,975)        (32,997)
    Other - net                               56,381       (119,243)        (46,419)
- -----------------------------------------------------------------------------------
    Net cash from operating activities       822,129        792,070         697,886
- -----------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                      (566,821)      (552,243)       (587,380)
  Other - net                                 14,808        (12,810)          4,704
- -----------------------------------------------------------------------------------
    Net cash used in investing              (552,013)      (565,053)       (582,676)
     activities
- -----------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock issued                              _         50,000               _
  Long-term debt issued                            _              _         246,245
  Early retirement of debt and related
    call premium                            (329,288)             _               _
  Long-term debt and preferred stock         (43,022)       (81,594)        (45,870)
    retired
  Dividends paid to shareholders            (290,119)      (296,780)       (231,869)
  Increase (decrease) in short-term debt     392,956         77,133         (60,814)
- -----------------------------------------------------------------------------------
    Net cash used in financing              (269,473)      (251,241)        (92,308)
       activities
- -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                  643            (24,224)         22,902
CASH:
  Beginning of year                            5,079         29,303           6,401
- -----------------------------------------------------------------------------------
  End of year                          $       5,722  $       5,079    $     29,303
- -----------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Accounting Policies

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of GTE North Incorporated (the Company) and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of GTE Corporation (GTE).

TRANSACTIONS WITH AFFILIATES

  PURCHASES
Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $185.7 million, $224.9 million and $197.7 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $211.6 million, $222.9 million and $298.3 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.

  REVENUES
The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $94.5 million, $115.1 million and $79.3 million for the years 1993-1991, respectively.

TELEPHONE PLANT
Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the state regulatory commissions. The provisions for depreciation and amortization were equivalent to composite annual rates of 6.2%, 6.4% and 6.6% for the years 1993-1991, respectively.

REGULATORY ACCOUNTING
The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the regulatory commissions in each of the Company's operating jurisdictions and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.

REVENUE RECOGNITION
Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers.

MATERIALS AND SUPPLIES
Materials and supplies are stated at the lower of cost or market value.

EMPLOYEE BENEFIT PLANS
Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change on the Company's results of operations was immaterial.

INCOME TAXES
Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 8., during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.

FINANCIAL INSTRUMENTS
The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $58 million and $52 million, respectively.


2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $374.6 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $148.8 million to upgrade or replace existing customer service and administrative systems and enhance network software, $169.4 million for employee separation benefits associated with workforce reductions and $45.6 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $6.9 million which reduced net income by $4.3 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations.

3. Legal Entity Merger

On April 1, 1993, GTE North Incorporated (the Predecessor Corporation), as well as Contel of Illinois, Inc., Contel of Indiana, Inc. and Contel of Pennsylvania, Inc. (collectively, the Contel Companies), merged with and into Contel North Incorporated (the Registrant). The common stock of the Predecessor Corporation was owned by GTE Corporation (GTE). The Registrant, whose common stock is also owned by GTE, had no business operations or material assets prior to this merger (the Merger).The Contel Companies were indirect, wholly-owned subsidiaries of GTE and were, individually and in the aggregate, significantly smaller in terms of operating revenues, net income and total assets than the Predecessor Corporation immediately prior to the Merger.

Prior to the Merger, the properties of the Predecessor Corporation located in Iowa, Minnesota, Missouri and Nebraska were transferred to a newly created entity, GTE Midwest Incorporated (the Midwest Transfer), which is a wholly-owned subsidiary of GTE. On April 2, 1993, the name of the Registrant was changed to GTE North Incorporated, the name of the Predecessor Corporation.

The Merger was accounted for in a manner consistent with a transfer of entities under common control which is similar to that of a "pooling of interests."Accordingly, the financial statements and the notes include the results of operations and financial position of GTE North Incorporated (the Predecessor Corporation) excluding operations transferred to GTE Midwest and including Contel of Illinois, Inc., Contel of Indiana, Inc. and Contel of Pennsylvania, Inc. for all periods.Operating revenues and net income for the years ended December 31, 1992 and 1991 for each of these entities are as follows:

- ---------------------------------------------------------------------------------------------------------
                               GTE North
                                  Inc.         Transfer to      Contel of      Contel of      Contel of
                              (Predecessor     GTE Midwest    Illinois Inc.    Indiana Inc.    Penn. Inc.
                                 Corp.)         Inc. (a)
- ---------------------------------------------------------------------------------------------------------
Year Ended December 31, 1992
Total operating
  revenues                   $ 2,461,347     $  (183,376)     $   122,601      $   101,179    $    58,291
Net income                   $   371,557     $   (35,303)     $    13,568      $    14,218    $     5,502
Year Ended December 31, 1991
Total operating
  revenues                   $ 2,390,016      $ (171,544)     $   130,969      $   100,623    $    54,923
Net income                   $   282,994      $  (21,580)     $    13,525      $    12,849    $     4,049
- ---------------------------------------------------------------------------------------------------------

(a) Represents operations included in the Predecessor Corporation which were transferred to GTE Midwest Incorporated prior to the Merger.

4. Preferred Stock

Cumulative preferred stock, not subject to mandatory redemption, exclusive of amounts held in treasury, is as follows:

- ----------------------------------------------------------------------------------------
December 31                                1993                        1992
- ----------------------------------------------------------------------------------------
                                 SHARES        AMOUNT*         Shares        Amount*
- ----------------------------------------------------------------------------------------
AUTHORIZED
               No par value       388,396                        388,396
             $100 par value        33,524                         33,524
- ----------------------------------------------------------------------------------------
    Total                         421,920                        421,920
- ----------------------------------------------------------------------------------------
OUTSTANDING
  $2.00      no par value          45,484    $       2,213        46,865   $       2,280
  $2.10      no par value          66,390            3,541        67,141           3,582
  $2.20      no par value          34,379            1,719        34,619           1,731
  $2.25      no par value          90,765            4,538        91,204           4,563
  $4.50    $100 par value           7,297              730         7,384             738
  $5.00    $100 par value          24,639            2,464        25,726           2,573
  $7.60      no par value         140,000           13,825       140,000          13,825
- ----------------------------------------------------------------------------------------
    Total                         408,954     $     29,030       412,939    $     29,292
- ----------------------------------------------------------------------------------------

Cumulative preferred stock, subject to mandatory redemption, exclusive of amounts held in treasury, is as follows:
- ----------------------------------------------------------------------------------------
December 31                                1993                         1992
- ----------------------------------------------------------------------------------------
                                 SHARES       AMOUNT*          Shares        Amount*
- ----------------------------------------------------------------------------------------
AUTHORIZED
               No par value       462,934                        462,934
              $50 par value       166,721                        166,721
- ----------------------------------------------------------------------------------------
    Total                         629,655                        629,655
- ----------------------------------------------------------------------------------------
OUTSTANDING
  $1.15       no par value        140,800    $       3,520       141,600  $       3,540
  $1.25       no par value         21,014              525        22,201            555
  $2.30       no par value         26,400            1,320        26,400          1,320
  $2.375      no par value         35,833            1,792        38,253          1,912
  $2.40      $50 par value         33,490            1,675        35,420          1,771
  $2.50       no par value         43,800            2,190        45,800          2,290
  $2.50       no par value         53,464            2,645        56,426          2,790
  $2.50C      no par value         25,637            1,282        26,837          1,341
   4.60%     $50 par value         66,900            3,345        70,100          3,505
   5.16%     $50 par value         25,000            1,250        26,000          1,300
- ----------------------------------------------------------------------------------------
    Total                         472,338     $     19,544       489,037   $     20,324
- ----------------------------------------------------------------------------------------

*Thousands of Dollars

Certain outstanding preferred stock is redeemable at any time, in whole or in part, upon notice at a premium and certain issues may be redeemed without premiums through sinking funds. The Company purchased for treasury 3,985 and 46 shares of cumulative preferred stock, not subject to mandatory redemption, in 1993 and 1992, respectively, and redeemed 8,045 shares in 1993. Cumulative preferred stock, not subject to mandatory redemption, held as treasury shares by the Company were 46 and 4,106 shares at December 31, 1993 and 1992, respectively.

The Company is required to redeem up to 23,626 shares of preferred stock, subject to mandatory redemption, each year. The Company met this requirement through treasury stock and the purchase of 16,699; 16,560; and 34,104 shares in 1993 through 1991, respectively. The aggregate redemption requirements of preferred stock subject to mandatory redemption are $900,000 in each of the years 1994 through 1998.

At December 31, 1993 and 1992, the Company held as treasury stock 38 and 6,679 shares, respectively, to cover future redemption requirements. No shares were reserved for officers or employees or for options, warrants, conversions or other rights. The preferred shareholders have no voting rights.


5. Common Stock
The authorized common stock of the Company consists of 2,200,000 shares with a par value of $1,000 per share. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $459.7 million of reinvested earnings were restricted as to the payment of cash dividends on common stock under the terms of the Rural Electrification Administration mortgage covenants.

6. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:
- ----------------------------------------------------------------------------
December 31                                            1993            1992
- ----------------------------------------------------------------------------
                                                     (Thousands of Dollars)
FIRST MORTGAGE BONDS:
   Maturing 1994 through 2031,
     weighted average rates of 7.85%
     and 8.16%, respectively                     $   917,233      $1,251,802
SINKING FUND DEBENTURES:
   Weighted average rate of 7.87%                          _          16,639
CAPITALIZED LEASES                                       522             691
OTHER:
   GTE Finance Corporation promissory notes -
     Maturing 1995 through 2016,
     weighted average rate of 9.71%                   95,000          95,000
   Rural Telephone Bank First Mortgage notes -
     Maturing 1999 through 2014,
     weighted average rate of 6.82%                    9,573           9,918
   Rural Electrification Administration
     First Mortgage notes -
     Maturing 1997 through 2012,
     rate of 2.00%                                     1,904           2,838
   Commercial paper refinanced in 1994 (a)           450,000               _
- ----------------------------------------------------------------------------
   Total principal amount                          1,474,232       1,376,888
- ----------------------------------------------------------------------------
DISCOUNT AND PREMIUM - NET                            (7,187)        (10,140)
- ----------------------------------------------------------------------------
   Total long-term debt                           $1,467,045      $1,366,748
- ----------------------------------------------------------------------------
(a) In 1994, the Company issued $250 million of 6% Debentures, due 2004 and $200 million of 5.5% Debentures, due 1999 to refinance commercial paper.

In November 1993, the Company called $316 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings.These bonds had coupons ranging from 9.00% to 9.375%. In February 1994, the Company issued $200 million of 5.5% Debentures, due 1999 to refinance a portion of the bonds called. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $14.3 million in the Consolidated Statements of Income.

All outstanding Sinking Fund Debentures were retired in 1993 with proceeds from borrowings of commercial paper.

The aggregate principal amount of bonds and debentures available for new bonds issuance is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company, pledged by the Company or held by affiliates, except for the promissory notes held by GTE Finance Corporation.

Debt discount and premium on theCompany's outstanding long-term debt are amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

- ----------------------
  1994    $     15,675
  1995          49,252
  1996          49.764
  1997          70,363
  1998          20,970
- ----------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.

7. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper or notes payable to affiliates, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

- -----------------------------------------------------------------------------------------
                                                 1993             1992             1991
- -----------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
DURING THE YEAR -
  Commercial paper -
    Maximum month-end balance              $   566,650(a)    $   158,800      $   308,500
    Average monthly balance                $   294,204       $    52,673      $   243,323
    Weighted average interest rate (b)            3.15%             3.56%            5.92%
AT DECEMBER 31 -
  Balance outstanding -
    Note payable to GTE                    $         _       $    46,319       $   34,286
    Average interest rate                            _              3.72%            4.70%
    Commercial paper                       $   148,075       $   158,800       $   93,700
    Average interest rate                         3.66%             3.41%            4.76%
- -----------------------------------------------------------------------------------------

(a) Includes commercial paper borrowings used to call $316 million of long-term debt in November 1993.
(b) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.


Unused lines of credit available to the Company to support outstanding commercial paper and other short-term financing needs are $25.5 million. In addition, a $2.3 billion line is available through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.



8. Income Taxes

The provision for income taxes is as follows:

- ----------------------------------------------------------------------------
                                        1993           1992           1991
- ----------------------------------------------------------------------------
                                              (Thousands of Dollars)
CURRENT
  Federal                          $   172,447    $   124,442    $   135,446
  State and local                       22,712         22,107         19,078
- ----------------------------------------------------------------------------
    Total                              195,159        146,549        154,524
- ----------------------------------------------------------------------------
DEFERRED
  Federal                             (121,656)        53,103         (3,454)
  State and local                      (21,479)         3,718          2,095
- ----------------------------------------------------------------------------
    Total                             (143,135)        56,821         (1,359)
- ----------------------------------------------------------------------------
AMORTIZATION of deferred
  investment tax credits               (17,099)       (16,606)       (23,128)
- ----------------------------------------------------------------------------
    Total                          $    34,925    $   186,764    $   130,037
- ----------------------------------------------------------------------------

The components of deferred income tax expense (benefit) are as follows:

- ----------------------------------------------------------------------------
                                        1993           1992           1991
- ----------------------------------------------------------------------------
                                              (Thousands of Dollars)
Depreciation and amortization      $   (16,067)   $     (1,133)  $      (125)
Employee benefit obligations           (24,635)         16,494         4,392
Prepaid pension cost                    40,411          31,969        (6,715)
State, local and other taxes             9,072          (1,122)        4,798
Restructuring cost                    (139,696)              _             _
Other - net                            (12,220)         10,613        (3,709)
- ----------------------------------------------------------------------------
  Total                            $  (143,135)   $     56,821   $    (1,359)
- ----------------------------------------------------------------------------

A reconciliation between the statutory Federal income tax rate and the effective income tax rate is as follows:

- ----------------------------------------------------------------------------
                                       1993           1992          1991
- ----------------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE      35.0%          34.0%          34.0%
  State and local income taxes, net
  of Federal income tax benefits        0.6            3.0            3.4
  Amortization of deferred investment
    tax credits                       (12.2)          (2.9)          (5.5)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes - net     4.2            1.3            3.0
  Rate differentials applied to
    reversing temporary differences    (3.9)          (1.3)          (3.2)
  Other differences - net               1.2           (0.5)          (0.9)
- ----------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE              24.9%          33.6%          30.8%
- ----------------------------------------------------------------------------

As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The unamortized regulatory asset and regulatory liability balances at December 31, 1993 amounted to $19.2 million and $44.6 million, respectively, and the unamortized regulatory asset and regulatory liability balances at December 31, 1992 amounted to $48.2 million and $37.1 million, respectively, and are reflected as other assets and other deferred credits, respectively, in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

- -------------------------------------------------------------
                                        1993           1992
- -------------------------------------------------------------
                                      (Thousands of Dollars)
Depreciation and
  amortization                     $   760,369    $   786,922
Employee benefit
  obligations                          (48,191)       (23,556)
Prepaid pension cost                    95,448         55,037
Restructuring cost                    (139,696)             _
Other - net                             35,723         36,743
- -------------------------------------------------------------
  Total                            $   703,653    $   855,146
- -------------------------------------------------------------

9. Employee Benefit Plans

RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The net pension credits for 1993-1991 include the following components:

- -------------------------------------------------------------------------------
                                           1993           1992           1991
- -------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Service cost-benefits earned during
  the period                            $     51,256   $     44,914   $  46,353
Interest cost on projected benefit
  obligations                                115,931        104,791      95,811
Actual return on plan assets                (355,703)      (132,869)   (426,535)
Other - net                                  111,043        (80,459)    239,024
- -------------------------------------------------------------------------------
  Net pension credit                    $    (77,473)    $  (63,623)  $ (45,347)
- -------------------------------------------------------------------------------

The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% for 1991.

The funded status of the plans at December 31, 1993 and 1992 was as follows:

- ------------------------------------------------------------
                                      1993           1992
- ------------------------------------------------------------
                                      (Thousands of Dollars)
Plan assets at fair value          $2,661,999     $2,434,378
Projected benefit obligation        1,445,589      1,377,689
- ------------------------------------------------------------
Excess of assets over projected
  obligation                        1,216,410      1,056,689
Unrecognized net transition asset    (216,089)      (259,630)
Unrecognized net gain                (664,447)      (534,774)
- ------------------------------------------------------------
  Prepaid pension cost            $   335,874    $   262,285
- ------------------------------------------------------------

The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $1.1 billion and $984.5 million and vested benefit obligations of $984.9 million and $861.7 million, respectively.

Assumptions used to develop the projected benefit obligations at December 31, 1993 and 1992 were as follows:

- ------------------------------------------------
                             1993        1992
- ------------------------------------------------
Discount rate                   7.5%        8.0%
Rate of compensation
  increase                     5.25%        6.0%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):

- ------------------------------------------------
                                          1993
- ------------------------------------------------
Service cost-benefits earned
  during the period                 $     15,371
Interest cost on accumulated
  postretirement benefit
  obligation                              50,066
Actual return on plan assets              (1,096)
Amortization of transition
  obligation and prior
  service cost                            30,755
- ------------------------------------------------
  Postretirement benefit
    cost                            $     95,096
- ------------------------------------------------


During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $15.9 million and $15.6 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

- ------------------------------------------------------
                                                 1993
- ------------------------------------------------------
Accumulated postretirement
benefit obligation attributable to:
  Retirees                                 $   352,762
  Fully eligible active
    plan participants                           26,759
  Other active plan
    participants                               225,235
- ------------------------------------------------------
Total accumulated
  postretirement benefit
  obligation                                   604,756
Fair value of plan assets                       16,753
- ------------------------------------------------------
Excess of accumulated
  obligation over plan assets                  588,003
Unrecognized transition
  obligation                                  (463,190)
Unrecognized net loss                          (54,452)
- ------------------------------------------------------
  Accrued postretirement
    benefit obligation                     $    70,361
- ------------------------------------------------------


The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $10.8 million and the accumulated postretirement benefit obligation at December 31, 1993 by $72.7 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes, among others, include newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $139.0 million.

SAVINGS PLANS
The Company sponsors savings plans under section 401(k) of the Internal Revenue Code.The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $9.7 million, $6.0 million and $6.0 million in the years 1993-1991, respectively.


10. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $640 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain land and buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 29 years. The majority of the amount remaining after 1997 is related to the lease for the centralized GTE Telephone Operations general facilities entered into in 1991. The lease agreement requires rental payments over 30 years (beginning in 1992) sufficient to pay scheduled principal and interest payments for $210 million of Telephone Facility Lease Bonds issued by the lessor.The lease expense is shared by all GTE Telephone operating companies.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

  1994                            $     32,607
  1995                                  30,325
  1996                                  28,980
  1997                                  28,699
  1998                                  28,664
  Thereafter                           650,412
- ----------------------------------------------
  Total minimum rental
    commitments                    $   799,687
- ----------------------------------------------


The total amount of rents charged to expense was $38.1 million, $39.3 million and $39.5 million for the years 1993-1991, respectively.

11. Regulatory Matters

The Company's interstate operations are subject to regulation by the FCC. Intrastate business is regulated by the state regulatory commissions in Illinois, Indiana, Michigan, Ohio, Pennsylvania and Wisconsin.

INTRASTATE SERVICES
The Company provides long distance services within designated geographic areas called Local Access and Transport Areas (LATAs) directly to the customers in their exchanges in conformity with state commission orders. Provisioning of intrastate long distance services by the Company is accomplished by either bill and keep arrangements or by participation with other exchange carriers in settlement arrangements. A portion of intrastate long distance compensation is earned through access rates which are billed to other exchange carriers for completing long distance calls.

On March 13, 1990, the Michigan Public Service Commission authorized an incentive regulation plan for the Company for a four-year trial period.On December 23, 1991, the Governor signed Senate Bill 124 enacting the Michigan Telecommunications Act (MTA). MTA is a four year plan effective January 1, 1992, that replaces the provisions of the existing incentive regulation plan by eliminating rate of return regulation for local exchange carriers (LECs) and providing increased pricing flexibility for all services. However, local service rates are frozen for two years (four years for customers 60 years or older). LECs may request local rate increases in 1994 and 1995 equal to the Detroit consumer price index less 1%.

Effective August 10, 1992, the Pennsylvania Public Utility Commission approved rate reductions totaling $8.2 million.

On July 22, 1992, the Illinois Commerce Commission (ICC) issued an order to reduce the Company's rates $12.3 million effective August 14, 1992. This reduction was a result of the legal entity merger filing on July 1, 1992 (see
Note 3).

On April 16, 1993 the Wisconsin Public Service Commission (WPSC) reached a decision in the 1992 rate case proceeding and ordered the Company to reduce its intrastate revenues by $4.4 million, effective April 17, 1993. On May 6, the Company filed a request for reconsideration of certain aspects of the WPSC's decision. On June 6, the WPSCdenied the Company's request on all issues.On July 2, the Company filed an appeal with the Circuit Court in Wisconsin. A decision is expected sometime in 1994.

On August 2, 1993, the Company filed revised tariffs with the ICC to combine the Company's customers and the former Contel customers under a common rate structure. This filing, which was one of the conditions of approval of the legal entity merger, proposes to restructure the Company's rates to bring them closer to their underlying costs. The Company's proposal is designed to be overall revenue neutral. The ICC has subsequently suspended the tariff filing and established a procedural schedule to investigate various aspects of the Company's filing. A decision by the ICCis expected by October 1994.

On June 10, 1993, the ICCallowed theCompany to consolidate depreciation rates of the Company and the former Contel legal entity resulting in a $5 million increase in prescribed depreciation rates effective July 1, 1994. On September 3, 1993, the Indiana Utility Regulatory Commission prescribed new depreciation rates to be effective January 1, 1994 resulting in a $1.7 million decrease in depreciation expense.

INTERSTATE SERVICES
For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCChas also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $11.1 million effective July 1, 1992 and $19.0 million effective October 2, 1992.

SIGNIFICANT CUSTOMER
Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $404.3 million, $423.0 million and $515.2 million, respectively.


12. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

- ----------------------------------------------------------------------------
                                        1993           1992           1991
- ----------------------------------------------------------------------------
                                             (Thousands of Dollars)
(INCREASE) DECREASE IN CURRENT
  ASSETS:
  Accounts receivable - net        $   (70,997)   $ (121,653)    $  (124,983)
  Materials and supplies                10,496        13,265          12,585
  Other current assets                  (5,197)        6,668           4,440
INCREASE (DECREASE) IN CURRENT
  LIABILITIES:
  Accounts payable                     (41,525)       56,863         (33,424)
  Affiliate payables and accruals        1,258         1,597          29,770
  Advanced billings and customer
    deposits                            (2,024)         (128)         (9,250)
  Accrued liabilities                   34,800        10,570           5,783
  Other                                (19,913)       11,843          82,082
- ----------------------------------------------------------------------------
    Total                          $   (93,102)   $  (20,975)    $   (32,997)
- ----------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest                         $   123,416    $  122,886     $   124,109
  Income taxes                         136,851       166,016         147,834

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of GTE North Incorporated:

We have audited the accompanying consolidated balance sheets of GTE North Incorporated (a Wisconsin corporation and wholly-owned subsidiary of GTE Corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE North Incorporated and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.





                                                           ARTHUR ANDERSEN &CO.
Dallas, Texas
January 28, 1994.

MANAGEMENT REPORT


To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.





EARL A. GOODE
President





GERALD K. DINSMORE
Senior Vice President-Finance and
  Planning

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OPERATIONS
GTE North Incorporated (the Company), a wholly-owned subsidiary of
GTE Corporation, provides local exchange, network access and long distance services to customers in six Midwestern and Great Lakes states, consisting of Illinois, Indiana, Michigan, Ohio, Pennsylvania and Wisconsin. The Company serves over 4 million access lines.

On April 1, 1993, GTE North Incorporated merged with Contel of Illinois, Inc., Contel of Indiana, Inc. and Contel of Pennsylvania, Inc. (indirect, wholly-owned subsidiaries of GTE Corporation). Prior to the merger, the properties of GTE North Incorporated located in Iowa, Minnesota, Missouri and Nebraska were transferred to a newly created entity, GTE Midwest Incorporated.The merger was accounted for in a manner consistent with a transfer of entities under common control which is similar to that of a "pooling of interests." Accordingly, all previously issued financial statements have been restated to reflect the combined historical results of operation, financial position, and cash flows of GTE North Incorporated excluding operations transferred to GTE Midwest and including Contel of Illinois, Inc., Contel of Indiana, Inc. and Contel of Pennsylvania, Inc. All comparative data presented in this discussion reflects such restatement.

RESULTS OF OPERATIONS
Net income decreased $279 million for the year ended December 31, 1993. The 1993 results include a one-time restructuring charge of $231 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and reduce costs. The results also reflect an extraordinary charge of $14 million, net of tax, related to the early extinguishment of debt. In November 1993, the Company called several issues of high-coupon first mortgage bonds. These bonds were refinanced in February 1994 on a long-term basis at lower current interest rates. Also included in the 1993 results is a one-time charge of $4 million, net of tax, associated with the enhanced early retirement and voluntary separation programs completed during the second quarter.

Excluding the above charges, net income decreased 8% or $30 million in 1993. Net income increased 27% or $78 million for 1992. The 1993 decrease reflects higher operating expenses due to the impact of the adoption of SFASNo. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993 partially offset by higher operating revenues reflecting continued customer growth. The 1992 increase was due to increased revenue from customer growth and higher network usage and lower costs for the GTE and Contel merger, offset by an increase in the income tax expense due to lower amortization of deferred investment tax credits.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 4% or $35 million in 1993 and increased 3% or $29 million in 1992. The 1993 and 1992 increases are due to growth in access lines and increases in custom calling and other enhanced features.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. These revenues decreased 1% or $10 million in 1993 compared to an increase of 1% or $7 million in 1992. The 1993 decrease reflects rate reductions in Wisconsin effective April 17, 1993 and lower interstate rates. The Company's interstate rates were lowered $11 million effective July 1, 1992 and $19 million effective October 2, 1992. Also contributing to the decrease is an Indiana toll provider order effective January 1, 1993 which is revenue neutral but reduces access revenue by $18 million annually with an offset in long distance revenues and expense. These reductions were partially offset by increased network usage. The 1992 increase reflected increased network minutes of use and the favorable settlement of revenue issues offset by an annual intrastate rate reduction of $8 million effective August 10, 1992 and a $12 million rate reduction effective August 14, 1992 in Illinois due to the legal entity merger filing. In addition, lower interstate rates partially offset the increase.

The Company's revenues for long distance services from designated geographical areas are provided under bill and keep arrangements or settlement arrangements with various telephone companies. Long distance service revenues increased 18% or $59 million and 4% or $12 million in 1993 and 1992, respectively. The 1993 increase is primarily due to the Indiana toll provider order discussed above which resulted in increased toll revenues of $44 million annually plus growth in toll usage. The 1992 increase was due to increased toll usage reflecting customer growth and increased activity from calling plans partially offset by a $3 million annual rate reduction in Illinois effective August 14, 1992.

Revenues derived from equipment sales and services increased 3% or $3 million in 1993 compared to a decrease of 19% or $24 million in 1992. The 1993 increase reflects higher maintenance agreement revenue and single-line telephone product sales and rent revenue partially offset by lower single-line peripheral sales. The 1992 decrease was due to lower revenue from a reduction in contract rates with AT&T for nonregulated billing and collection services and a decrease in single-line telephone product sales.

Other operating revenues decreased 22% or $44 million in 1993 compared to an increase of 17% or $30 million in 1992. The 1993 decrease is primarily due to lower directory advertising revenues and lower billing and collection revenue.In addition, the decrease reflects lower revenues as a result of the Indiana toll provider order discussed above. The 1992 increase was due to higher rental revenues from facilities shared with other GTE telephone operating companies and income from the calling card validation service partially offset by lower revenue from billing and collection services due to lower contract rates with AT&T and increased provisions for uncollectible accounts. Additionally, the increase reflected an adjustment for directory advertising revenues associated with a change in recognition adopted in 1991.

Cost of sales and services increased 3% or $17 million in 1993 compared to a decrease of 2% or $11 million in 1992. The 1993 increase reflects higher costs associated with the adoption of SFASNo. 106 effective January 1, 1993. As a result of the adoption of the new standard, cost of sales and services increased $39 million. This increase was partially offset by lower right-to-use fees and lower costs reflecting continued cost reduction efforts. The 1992 decrease was due to a reduction in costs associated with the decline in equipment sales and services and continued cost reduction efforts and employee downsizing, partially offset by an increase in digital switch software costs.

Depreciation and amortization expense increased 2% or $11 million in 1993 and was relatively unchanged in 1992. The increase in 1993 is due to rate adjustments and an increase in plant balances.

Expenses for marketing, selling, general and administrative costs increased 7% or $56 million in 1993 compared to a decrease of 9% or $77 million in 1992. The 1993 increase reflects costs of $35 million associated with the adoption of SFASNo. 106. The increase is also due to a one-time charge of $7 million associated with the enhanced early retirement and voluntary separation programs offered to eligible employees during the second quarter of 1993. These increases are partially offset by lower computer expenses due to program reductions and continuing cost reduction efforts. The 1992 decrease was the result of lower processing costs reflecting cost efficiencies, lower product advertising costs and cost savings associated with employee downsizing and lower costs related to the merger of GTE and Contel.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $149 million to upgrade or replace existing customer service and administrative systems and enhance network software, $169 million for employee separation benefits associated with workforce reductions and $46 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $85 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Income taxes decreased $152 million in 1993 and increased $57 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income. The increase in 1992 was primarily due to higher pretax income and the declining effects of amortization of deferred investment tax credits.

CAPITAL RESOURCES AND LIQUIDITY
Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations, although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations of $822 million compared to $792 million for 1992.

Capital expenditures represent a significant use of funds during 1993 and 1992, reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $567 million compared to $552 million during 1992. The Company's anticipated construction costs for 1994 are approximately $640 million.

Cash used for financing activities was $269 million in 1993 compared to $251 million in 1992. This included dividend payments of $290 million in 1993 compared to $297 million in 1992. In November 1993, the Company called $316 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds have coupons ranging from 9.00% to 9.375%. In February 1994, the Company issued $200 million of 5.5% Debentures, due 1999 to refinance a portion of the bonds called.The cost of calling these bonds is reflected as an extraordinary after-tax charge of $14 million in theConsolidated Statements of Income. The Company retired an additional $43 million of long-term debt in 1993 compared to $82 million in 1992 due to lower scheduled debt maturities.

COMPETITION AND REGULATORY TRENDS
The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC)announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Various forms of alternative regulation have been adopted, which provide economic incentives to telephone service providers to improve productivity and provide the foundation for the pricing flexibility necessary to address competitive entry into the markets we serve.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.

INFLATION
The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

SELECTED FINANCIAL DATA

- -----------------------------------------------------------------------------------------------------------------
                                                1993           1992           1991           1990           1989
- -----------------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
SELECTED INCOME STATEMENT ITEMS (a)
Total operating revenues                   $2,602,247     $2,560,042     $2,504,987     $2,480,553     $2,461,450
Total operating expenses                    2,334,968      1,876,066      1,961,630      1,972,648      1,936,767
- -----------------------------------------------------------------------------------------------------------------
Net operating income                          267,279        683,976        543,357        507,905        524,683
Interest expense                              123,557        124,197        122,970        119,915        116,518
Other - net                                     3,581          3,473         (1,487)        (2,461)        2,352
Income taxes                                   34,925        186,764        130,037        108,230        112,522
- -----------------------------------------------------------------------------------------------------------------
Income before extraordinary charge            105,216        369,542        291,837        282,221        293,291
Extraordinary charge                           14,270         _              _              _              _
- -----------------------------------------------------------------------------------------------------------------
Net income                                 $   90,946     $  369,542     $  291,837    $  282,221      $  293,291
- -----------------------------------------------------------------------------------------------------------------
Dividends declared on common stock         $  165,052     $  364,162     $  228,116     $  220,008     $  199,383
Dividends declared on preferred stock           2,860          2,731          2,788          2,836          2,870
- -----------------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
SELECTED BALANCE SHEET ITEMS
Investment in property, plant and
  equipment - net                          $4,680,338     $4,635,444     $4,537,997     $4,460,052     $4,397,148
Total assets                                5,880,839      5,679,570      5,385,303      5,100,667      4,991,767
Long-term debt and preferred stock,
  subject to mandatory redemption           1,486,589      1,387,072      1,434,209      1,255,781      1,266,109
Common stock, reinvested earnings
  and other capital                         2,139,720      2,216,427      2,163,745      2,102,727      2,043,287
- -----------------------------------------------------------------------------------------------------------------
SELECTED STATISTICS
Access lines                                4,031,547      3,897,641      3,776,803      3,691,065      3,617,577
Access line gain                              133,906        120,838         85,738         73,488         79,670
Net investment in property, plant
  and equipment per access line            $    1,161     $    1,189     $    1,202     $    1,208     $    1,215
Number of employees                            17,382         18,901         19,826         21,278         19,720
Access lines per employee                         232            206            190            173            183
Gross plant additions (thousands)          $  566,821     $  552,243     $  587,380     $  582,086     $  612,804
- -----------------------------------------------------------------------------------------------------------------

(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.